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KPMG
12 Fountain Plaza, Suite 601 Buffalo, NY 14202


                         Independent Accountants' Report

The Board of Directors Marine Midland Bank:

We have examined management's assertion about Marine Midland Mortgage Corporation's compliance with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers (USAP) as of and for the year ended December 3 l, 1998 included in the accompanying management assertion. Management is responsible for Marine Midland Mortgage Corporation's compliance with those minimum servicing standards. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about Marine Midland Mortgage Corporation's compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on Marine Midland Mortgage Corporation's compliance with the minimum servicing standards.

In our opinion, management's assertion that Marine Midland Mortgage Corporation has complied in all material respects with the aforementioned minimum servicing standards as of and for the year ended December 31, 1998 is fairly stated, in all material respects.

KPMG LLP

Buffalo, New York
March 12, 1999